Exhibit 21.1

Subsidiary Name	State/Country of Organization

DIV Capital Corporation	Delaware

DTS Aviation Services LLC	Nevada

Dyn Al Rushaid Services JV (joint venture)	Saudi Arabia

DynCorp Aerospace Operations LLC	Delaware

DynCorp Aerospace Operations (UK) Ltd.	United Kingdom

DynCorp (Aust.) Pty. Limited	Australia

DynCorp-Hiberna Limited JV (joint venture)	United Kingdom

DynCorp International FZ-LLC	United Arab Emirates

DynCorp International of Nigeria LLC	Delaware

DynCorp International Private Limited	Singapore

DynCorp International Services LLC	Virginia

DynCorp International Services GmbH	Germany

DynEgypt L.L.C. (joint venture)	Egypt

DynSG LLC (joint venture)	Delaware

Dyn Marine Services LLC	California

Dyn Marine Services of Virginia LLC	Virginia

DynPuertoRico Corporation (joint venture)	Puerto Rico

DynCorp International Aero Services Inc.	Puerto Rico

Services International Limited LLC	Delaware

Worldwide Humanitarian Services LLC	Delaware